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                       FARM BUREAU LIFE INSURANCE COMPANY
            5400 UNIVERSITY AVENUE, WEST DES MOINES, IOWA 50266-5997

                          DEATH BENEFIT GUARANTEE RIDER

           This rider is a part of the policy to which it is attached.

SECTION 1 - POLICY MODIFICATIONS

The policy is modified to add the provisions of this rider. All provisions of the policy not in conflict with this rider will apply to this rider. In the event of a conflict between the provisions of the policy and this rider, the provisions of this rider will prevail.

SECTION 2 - EFFECTIVE DATE

The effective date of this rider will be the policy date shown in the current Policy Data pages.

SECTION 3 - DEATH BENEFIT GUARANTEE

If the policy meets the death benefit guarantee premium requirement, described in section 5, it will not enter its grace period.

A minimum premium test must be satisfied on each Monthly Deduction Day. If the death benefit guarantee becomes effective, the policyholder must continue to meet the cumulative death benefit guarantee premium requirements to have this benefit available.

SECTION 4 - DEATH BENEFIT GUARANTEE MONTHLY PREMIUM

The current death benefit guarantee monthly premium and the prepayment interest rate are shown on the current Policy Data pages.

SECTION 5 - DEATH BENEFIT GUARANTEE PREMIUM REQUIREMENT

The death benefit guarantee premium requirement on each monthly deduction day is met if "a" is equal to or greater than "b" where:

a.       is equal to:

         i. the sum of all premiums paid on the policy accumulated at the prepayment interest rate from the date of each premium payment; less
         ii. the sum of all partial withdrawals accumulated at the prepayment interest rate from the date of each partial withdrawal and any policy loans and unpaid loan interest; and

b. is the sum of the death benefit guarantee monthly premiums since the policy date accumulated at the prepayment interest rate assuming the premiums are paid on each monthly deduction day.

SECTION 6 - POLICY CHANGES AFFECTING THE DEATH BENEFIT GUARANTEE MONTHLY PREMIUM

The death benefit guarantee monthly premium may change if:

a.       the specified amount of the policy is increased or decreased;

b.       the owner changes the death benefit option;


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c.   a rider is added to or deleted from the policy; or

d.   an adjustment is made to the policy.

If the death benefit guarantee monthly premium changes, we will send the owner a new Policy Data page which reflects the change. Also, as a result of a change, an additional premium may be required on the date of change in order to meet the new death benefit guarantee premium requirement.

SECTION 6 - PREMIUM NOTICE

If, on any monthly deduction day, the death benefit guarantee premium requirement is not met, we will send the owner a notice of the premium required to maintain the guarantee.

If the premium is not received in our Home Office prior to the expiration of 61 days after the date we mail the notice, the death benefit guarantee will no longer be in effect and this rider will terminate.

SECTION 7 - TERMINATION

This rider terminates on:

a.       termination or maturity of the policy;

b. the expiration of 61 days after the date we mail notice to the owner that the death benefit guarantee premium requirement has not been met and the owner fails to remit the required premium; or

c. the expiration date of this rider shown on the current Policy Data page.


/s/ Craig A. Lang

    President